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                                UNITED STATES             OMB Number:    3235-0145
                      SECURITIES AND EXCHANGE COMMISSION  Expires: August 31, 1999
                            WASHINGTON, D.C. 20549        Estimated averge  burden
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                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                          AMERICAN ELECTROMEDICS CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.10  PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   025569-203
--------------------------------------------------------------------------------
                                (CUSIP Number)

   JOHN M. LIVIAKIS, 2420 "K" ST., #220, SACRAMENTO, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 16, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (2-98)

                                  SCHEDULE 13D


CUSIP No.     025569-203

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
                 LIVIAKIS FINANCIAL COMMUNICATIONS, INC. 68-0311399
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            OO, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,500,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,500,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,500,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              24.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     025569-203

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
                 Robert B. Prag
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            OO, PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                             500,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY           1,500,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING               500,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                           1,500,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,000,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              31.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      SECURITY AND ISSUER.

        The title of the class of equity securities to which this statement relates is common stock, par value $.10 per share (the "Common Stock"), issued by American Electromedics Corp., a Delaware corporation (the "Corporation"). The principal offices of the Corporation are located at 13 Columbia Drive, Suite 18, Amherst, New Hampshire 03031.


2.      IDENTITY AND BACKGROUND.

        This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), and Robert B. Prag ("RBP"). LFC's principal business is as a consultant in the areas of financial and investor public relations, investor communications, and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

        LFC's President is John M. Liviakis ("JML"), its Senior Vice President is RBP, and its Treasurer, Chief Financial Officer and Secretary is Renee A. Liviakis ("RAL"). JML, RBP and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

        During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Schedule 13D is being filed to report (i) 750,000 shares of Common Stock issued by the Corporation to LFC on or about March 16, 1998, (ii) 250,000 shares of Common Stock issued by the Corporation to RBP on or about March 16, 1998, (iii) 750,000 shares of Common Stock which LFC could first acquire on March 16, 1998 pursuant to a Common Stock Purchase Warrant dated March 15, 1998 issued by the Corporation to LFC (the "LFC Warrant"), and (iv) 250,000 shares of Common Stock which RBP could first acquire on March 16, 1998 pursuant to a

Common Stock Purchase Warrant dated March 15, 1998 issued by the Corporation to RBP (the "RBP Warrant" and collectively with the LFC Warrant, the "Warrants"). Pursuant to the Warrants, LFC and RBP may purchase shares of Common Stock at an exercise price of $1.00 per share through March 16, 2002.

        The 750,000 shares of Common Stock and 250,000 shares of Common Stock issued to LFC and RBP, respectively, were issued pursuant to a Consulting Agreement dated February 19, 1998 and effective as of March 16, 1998 by and between the Corporation and LFC (the "Consulting Agreement"). The Warrants were also issued pursuant to the Consulting Agreement. Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is attached hereto as Exhibit "A".

        To the extent LFC exercises the LFC Warrant, it presently intends to utilize its working capital. To the extent RBP exercises the RBP Warrant, he presently intends to utilize his personal funds. Copies of the LFC Warrant and the RBP Warrant are attached hereto as Exhibits "B" and "C", respectively.


4.      PURPOSE OF TRANSACTION.

        The 1,000,000 shares of Common Stock and the Warrants were issued to LFC and RBP pursuant to the Consulting Agreement in consideration for consulting services to be performed by LFC for the Corporation.

        LFC and RBP have acquired and intend to hold the shares of Common Stock so acquired for investment purposes. To the extent LFC and RBP exercise the Warrants, each presently intends to acquire and hold the shares of Common Stock so purchased for investment purposes. LFC and RBP may also acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

        LFC and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.


5.      INTEREST IN SECURITIES OF THE ISSUER.

        LFC has the sole power to direct the vote or disposition of the 750,000 shares of Common Stock owned by LFC. Pursuant to the LFC Warrant, LFC has the right to purchase up to 750,000 shares of Common Stock from the Corporation through March 16, 2002 at an exercise price of $1.00 per share of Common Stock. LFC would expect to have the sole power to direct the vote or disposition of any shares of Common Stock acquired by LFC pursuant to the LFC Warrant or otherwise. LFC would exercise its power to direct the vote or disposition of such securities through its officers and directors, JML, RBP and RAL.

        RBP has the sole power to direct the vote or disposition of the 250,000 shares of Common Stock owned by RBP. Pursuant to the RBP Warrant, RBP has the right to purchase up to 250,000 shares of Common Stock from the Corporation through March 16, 2002 at an exercise price of $1.00 per share of Common Stock. RBP would expect to have the sole power to direct the vote or disposition of any shares of Common Stock acquired by RBP pursuant to the RBP Warrant or otherwise.

        LFC disclaims any beneficial interest in any shares of Common Stock owned by RBP or which RBP has the right to acquire. RBP disclaims any beneficial interest in any shares of Common Stock owned by LFC or which LFC has the right to acquire, other than such beneficial interest that arises out of RBP's service as an officer and director of LFC.

        The 750,000 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 12.4% of that class of securities. The 750,000 shares of Common Stock that LFC has the right to acquire through the exercise of the LFC Warrant, and as to which LFC would expect to have the sole power to direct the vote or disposition, also represent approximately 12.4% of that class of securities. The 1,500,000 shares of Common Stock that LFC either owns or has the right to acquire through the exercise of the LFC Warrant, and as to which LFC either has or would expect to have the sole power to direct the vote or disposition, represent approximately 24.8% of that class of securities.

        The 250,000 shares of Common Stock that RBP owns, and as to which RBP has the sole power to direct the vote or disposition, represent approximately 4.5% of that class of securities. The 250,000 shares of Common Stock that RBP has the right to acquire through the exercise of the RBP Warrant, and as to which RBP would expect to have the sole power to direct the vote or disposition, also represent approximately 4.5% of that class of securities. The 500,000 shares of Common Stock that RBP either owns or has the right to acquire through the exercise of the RBP Warrant, and as to which RBP either has or would expect to have the sole power to direct the vote or disposition, represent approximately 9.0% of that class of securities.

        The 1,000,000 shares of Common Stock that LFC and RBP in the aggregate own, and as to which either LFC or RBP has the sole power to direct the vote or disposition, represent approximately 15.9% of that class of securities. The 1,000,000 shares of Common Stock that LFC and RBP in the aggregate have the right to acquire through the exercise of the Warrants, and as to which either LFC or RBP would expect to have the sole power to direct the vote or disposition, also represent approximately 15.9% of that class of securities. The 2,000,000 shares of Common Stock that LFC and RBP in the aggregate either own or have the right to acquire through the exercise of the Warrants, and as to which LFC or RBP either has or would expect to have the sole power to direct the vote or disposition, represent approximately 31.7% of that class of securities.

        In each case, the calculation of the percentage of the class of Common Stock is based on the 4,303,136 shares of Common Stock reported by the Corporation to be outstanding as of December 17, 1997 in its Quarterly Report on Form 10-QSB for the quarterly period ended October 31, 1997, as adjusted to give effect to the issuance after such date of an aggregate of 1,000,000 shares to LFC and RBP as reported herein.

        During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in Common Stock, other than pursuant to the Consulting Agreement as described herein.


6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Corporation entered into the Consulting Agreement with LFC in consideration for consulting services to be performed by LFC pursuant to the Consulting Agreement from March 15, 1998 through March 15, 1999. In the Consulting Agreement and in the Warrants, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended.

        Except for the Consulting Agreement and the Warrants, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Consulting Agreement, dated February 19, 1998 and effective as of March 16, 1998, by and between the Corporation and LFC.

        Exhibit B - Common Stock Purchase Warrant dated March 15, 1998 issued by the Corporation to LFC.

        Exhibit C - Common Stock Purchase Warrant dated March 15, 1998 issued by the Corporation to RBP.

        Exhibit D - Agreement of LFC and RBP pursuant to Rule 13d- 1(f).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 22, 1998     LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                     By: /s/ John M. Liviakis
                                        ----------------------------------------
                                             John M. Liviakis, President



                                         /s/  Robert B. Prag
                                     -------------------------------------------
                                              Robert B. Prag

                                   EXHIBIT "A"

                              CONSULTING AGREEMENT


        This consulting Agreement (the "Agreement"), effective as of March 16, 1998, is entered into by and between AMERICAN ELECTROMEDICS CORPORATION, a Delaware corporation (herein referred to as the "Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC., a California corporation (herein referred to as the "Consultant").


                                    RECITALS

        WHEREAS, Company is a publicly held corporation with its common stock traded through the OTC Bulletin Board; and

        WHEREAS, Consultant has experience in the area of corporate finance, investor communications and financial and investor public relations; and

        WHEREAS, Company desires to engage the services of Consultant to assist and consult with the Company in matters concerning corporate finance and to represent the company in investors' communications and public relations with existing shareholders, brokers, dealers and other investment professionals as to the Company's current and proposed activities;

        NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

        1. Term of Consultancy. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide services to the Company commencing March 15, 1998 and ending on March 15, 1999.

        2. Duties of Consultant. The Consultant agrees that it will generally provide the following specified consulting services through its officers and employees during the term specified in Section 1:

               a. Advise and assist the Company in developing and implementing appropriate plans and materials for presenting the Company and its business plans, strategy and personnel to the financial community, establishing an image for the Company in the financial community, and creating the foundation for subsequent financial public relations efforts;

               b.     Introduce the Company to the financial community;

               c. With the cooperation of the Company, maintain an awareness during the term of this Agreement of the Company's plans, strategy and personnel, as they may evolve during such period, and advise and assist the Company in communicating appropriate information regarding such plans, strategy and personnel to the financial community;

               d. Assist and advise the Company with respect to its (i) stockholder and investor relations, (ii) relations with brokers, dealers, analysts and other investment professionals, and (iii) financial public relations generally;

               e. Perform the functions generally assigned to investor/stockholder relations and public relations departments in major corporations, including responding to telephone and written inquiries (which may be referred to the Consultant by the Company); preparing or reviewing press releases, reports and other communications with or to shareholders, the investment community and the general public; advising with respect to the timing, form, distribution and other matters related to such releases, reports and communications; and consulting with respect to corporate symbols, logos, names, the presentation of such symbols, logos and names, and other matters relating to corporate image;

               f. Upon the Company's approval, disseminate information regarding the Company to shareholders, brokers, dealers, other investment community professionals and the general investing public;

               g. Upon the Company's approval, conduct meetings, in person or by telephone, with brokers, dealers, analysts and other investment professionals to advise them of the Company's plans, goals and activities, and assist the Company in preparing for press conferences and other forums involving the media, investment community professionals and the general investment public;

               h. At the Company's request, review business plans, strategies, mission statements budgets, proposed transactions and other plans for the purpose of advising the Company of the investment community implications thereof; and,

               i. Otherwise perform as the Company's financial relations and public relations consultant.

        3. Allocation of Time and Energies. The Consultant hereby promises to perform and discharge well and faithfully the responsibilities which may be assigned to the Consultant from time to time by the officers and duly authorized representatives of the Company in connection with the conduct of its financial and investor public relations and communications activities, so long as such activities are in compliance with applicable securities laws and regulations. Consultant shall diligently and thoroughly provide the consulting services required hereunder. Although no specific hours-per-day requirement will be required, Consultant and the Company agree that Consultant will perform the duties set forth hereinabove in a diligent and professional manner. The parties acknowledge and agree that a disproportionately large amount of the effort to be expended and the costs to be incurred by the Consultant and the benefits to be received by the Company are expected to occur upon and shortly after, and in any event, within two months of the effectiveness of this Agreement. It is explicitly understood that Consultant's performance of its duties hereunder will in no way be measured by the price of the Company's common stock, nor the trading volume of the Company's common stock. It is also understood that the Company is entering into this Agreement with Liviakis Financial Communications, Inc. ("LFC"), a corporation and not any individual member of LFC, and with such, Consultant will not be deemed to have breached this Agreement if any member, officer or director of LFC leaves the firm or dies or becomes physically unable to perform any meaningful activities during the term of the Agreement, provided the Consultant otherwise performs its obligations under this Agreement.

        4. Remuneration. As full and complete compensation for services described in this Agreement, the Company shall compensate Consultant as follows:

               4.1 For undertaking this engagement and for other good and valuable consideration, the Company agrees to issue and deliver to the Consultant a "Commencement Bonus" payable in the form of 1,000,000 shares of the Company's common stock (the "Common Stock") and 1,000,000 warrants (the "Warrants") entitling the Consultant the right to purchase shares of the Company's Common Stock. The form and content of the Warrant agreement is attached hereto and referenced as "Exhibit A." Among other things, the Warrants will contain the following terms and conditions:

                      1. the Warrants will be exercisable at a price of One Dollar ($1.00);

                      2. the Warrants will be for a term of four (4) years;

                      3. the Warrants will contain no call and/or redemption provisions;

                      4. the Warrants will contain "piggyback registration rights" such that the shares of common stock issuable upon the exercise of the Warrants will be included in the next appropriate registration filed by the Company, which shall be filed by the Company no later than October 1, 1998. All registration costs shall be borne solely by the Company; and

                      5. the Warrants shall be exercisable at anytime during the term of the Warrants and shall contain a "cashless exercise" provision.

        This Commencement Bonus shall be issued to the Consultant promptly following execution of this Agreement and shall, when issued and delivered to Consultant, be fully paid and non-assessable. The Company understands and agrees that Consultant has foregone significant opportunities to accept this engagement and that the Company derives substantial benefit from the execution of this Agreement and the ability to announce its relationship with Consultant. The 1,000,000 shares of Common Stock and the 1,000,000 Warrants issued as a Commencement Bonus, therefore, constitute payment for Consultant's agreement to represent the Company and are a nonrefundable, non-apportionable, and non-ratable retainer; such Warrants are not a prepayment for future services. If the Company decides to terminate this Agreement prior to March 15, 1999 for any reason whatsoever, it is agreed and understood that Consultant will not be requested or demanded by the Company to return any shares of Common Stock or Warrants paid to it hereunder. 750,000 shares of the Common Stock and 750,000 of the Warrants issued pursuant to this Agreement shall be evidenced by a stock certificate and warrant agreement(s) issued in the name of Liviakis Financial Communications, Inc. and 250,000 shares of the Common Stock and 250,000 of the Warrants issued pursuant to this Agreement shall be evidenced by a stock certificate and warrant agreement(s) issued in the name of Robert B. Prag ("Prag").

               4.2 Consultant and Prag (hereinafter referred to as "Consultants") acknowledge that the shares of Common Stock and Warrants to be issued pursuant to this Agreement (collectively, the "Shares") have not been registered under the Securities Act of 1933, and accordingly are "restricted securities" within the meaning of Rule 144 of the Act. As such, the Shares may not be resold or transferred unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of the Act.

               4.3 In connection with the acquisition of the Shares hereunder, the Consultants represent and warrant to the Company as follows:

                      (a) Consultants acknowledge that the Consultants have been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning an investment in the Shares, and any additional information which the Consultants have requested.

                      (b) Consultants' investment in restricted securities is reasonable in relation to the Consultants' net worth, which is in excess of ten (10) times the Consultants' cost basis in the Shares. Consultants have had experience in investments in restricted and publicly traded securities, and Consultants have had experience in investments in speculative securities and other investments which involve the risk of loss of investment. Consultants acknowledge that an investment in the Warrants is speculative and involves the risk of loss. Consultants have the requisite knowledge to assess the relative merits and risks of this investment without the necessity of relying upon other advisors, and Consultants can afford the risk of loss of their entire investment in the Warrants. Consultants are
        (i) accredited investors, as that term is defined in Regulation D promulgated under the Securities Act of 1933, and (ii) a purchaser described in Section 25102(f)(2) of the California Corporate Securities Law of 1968, as amended.

                      (c) Consultants are requiring the Shares for the Consultants' own account for long-term investment and not with a view toward resale or distribution thereof except in accordance with applicable securities laws.

        5. Financing "Finder's Fee". It is understood that in the event Consultant introduces Company, or its nominees, to a lender or equity purchaser, not already having a preexisting relationship with the Company, with whom Company, or its nominees, ultimately finances or causes the completion of such financing, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 2.5% of total gross funding provided by such lender or equity purchaser, such fee to be payable in cash. This fee will be in addition to any fees payable by Company to any other intermediary, if any, which shall be per separate agreements negotiated between Company to any other intermediary. It is also understood that in the event Consultant introduces Company, or its nominees, to an acquisition candidate, either directly or indirectly through another intermediary, not already having a preexisting relationship with the Company, with whom Company, or its nominees, ultimately acquires or causes the completion of such acquisition, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 2% of total gross consideration provided by such acquisition, such fee to be payable in cash. This will be in addition to any fees payable by Company to any other intermediary, if any, which shall be per separate agreements negotiated between Company and such other intermediary. It is specifically understood that Consultant is not nor does it hold itself out to be a Broker/Dealer, but is rather merely a "Finder" in reference to the Company procuring financing sources and acquisition candidates. The obligation contained in this Section 5 will expire one year after the termination of this Agreement.

               5.1 It is further understood that Company, and not Consultant, is responsible to perform any and all due diligence on such lender, equity purchaser or acquisition candidate introduced to it by Consultant under this Agreement, prior to Company receiving funds or closing on any acquisition. However, Consultant will not introduce any parties to Company about which Consultant has any prior knowledge of questionable, unethical or illicit activities.

               5.2 Company agrees that said compensation to Consultant shall be paid in full at the time said financing or acquisition is closed. Moreover, said compensation will be a condition precedent to the closing of such funding or acquisition and Company shall execute any and all documents necessary to effect said compensation.

               5.3 As further consideration to Consultant, Company, or its nominees, agrees to pay with respect to any financing or acquisition candidate provided directly or indirectly to the Company by any lender or equity purchaser covered by this Section 5, during the period of one year from the date of this Agreement, a fee equal to Consultant equal to that outlined in Section 5 herein.

               5.4 Consultant will notify Company of introductions it makes for potential sources of financing in a timely manner (within approximately 3 days of introduction) via facsimile memo. If Company has a preexisting relationship with such nominee and believes such party should be excluded from this Agreement, then Company will notify Consultant immediately of such circumstance via facsimile memo.


        6. Expenses. Consultant agrees to pay for all its expenses (phone, mailing, labor, etc.), other than extraordinary items (travel required by/or specifically requested by the Company, luncheons or dinners for large groups of investment professionals, mass faxing to a sizable percentage of the Company's constituents, investor conference calls, print advertisements in publications, etc.) approved by the Company prior to its incurring an obligation for reimbursement.

        7. Indemnification. The Company warrants and represents that all oral communications, written documents or materials furnished to Consultant by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees as incurred with respect thereto ("Damages") resulting from Consultant's communication or dissemination of any said information, documents or materials not designated by the Company to the Consultant as "confidential" or "Company private," excluding any such claims or litigation resulting from Consultant's communication or dissemination of information not provided or authorized by the Company. To the extent feasible, the Company agrees to make Consultant an additional insured on any and all commercial liability and directors and officers liability insurance policies and to provide Consultant with current Certificates of Insurance reflecting the same.

        8. Representations. Consultant represents that it is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of its knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant. Consultant acknowledges that, to the best of its knowledge, Consultant and its officers and directors are not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws. Consultant further acknowledges that it is not a securities Broker/Dealer or a registered investment advisor. Company acknowledges that, to the best of its knowledge, that it has not violated any rule or provision of any regulatory agency having jurisdiction over the Company that would have a material adverse effect on the Company. Company acknowledges that, to the best of its knowledge, Company is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws.

        9. Legal Representation. The Company acknowledges that it has been represented by independent legal counsel in the preparation of this Agreement. Consultant represents that they have consulted with independent legal counsel and/or tax, financial and business advisors, to the extent the Consultant deemed necessary.

        10. Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the consideration provided hereinabove is a gross amount of consideration and that the Company will not withhold from such consideration any amounts as to income taxes, social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters. Neither the Company or the Consultant possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.

        11. Attorneys' Fees. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs in connection with that action or proceeding, in addition to any other relief to which it or they may be entitled.

        12. Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.

        13. Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if send by U.S. mail, postage prepaid, addressed to the other party at the address as set forth herein below:

   To the Company:                  American Electromedics Corporation
                                    Mr. Michael Pieniazek, President & CEO
                                    13 Columbia Drive, Suite 18
                                    Amhert, NH 03031

   To the Consultant:               Liviakis Financial Communications, Inc.
                                    John M. Liviakis, President
                                    2420 K Street, Suite 220
                                    Sacramento, CA 95816

        It is understood that either party may change the address to which notices for it shall be addressed by providing notice of such change to the other party in the manner set forth in this paragraph.

        14. Choice of Law, Jurisdiction and Venue. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California. The parties agree that Sacramento County, CA will be the venue of any dispute and will have jurisdiction over all parties.

        15. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof, or relating to Consultant's activities or remuneration under this Agreement, shall be settled by binding arbitration in California, in accordance with the applicable rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator(s) shall be binding on the parties and may be entered in any court having jurisdiction thereof. The provisions of Title 9 of Part 3 of the California Code of Civil Procedure, including section 1283.05, and successor statutes, permitting expanded discovery proceedings shall be applicable to all disputes that are arbitrated under this paragraph.

        16. Miscellaneous Conditions. Company and Consultant each agree to the following terms and conditions:

        a) The Company shall arrange that all insiders agree to a six month lockup agreement, which would include all officers and directors.

        17. Complete Agreement. This Agreement contains the entire agreement of the parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.


AGREED TO:

"Company"                           AMERICAN ELECTROMEDICS CORPORATION


Date:                               By:/s/ Michael Pieniazek
     -------------------               -----------------------------------------
                                       Michael Pieniazek, President & CEO
                                       & Its Duly Authorized Officer


"Consultants"                       LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


Date:  2/10/98                      By:/s/John M. Liviakis  /s/Robert B. Prag
     -------------------               -------------------  --------------------
                                       John M. Liviakis     Robert B. Prag
                                       President            Sr. Vice President

                                   EXHIBIT "B"

THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN AND WILL NOT BE, AS OF THE TIME OF ISSUANCE, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY COMPARABLE STATE LAW, AND MAY NOT BE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT. THIS WARRANT AND SUCH SHARES MAY BE TRANSFERRED ONLY IN COMPLIANCE WITH THE CONDITIONS SPECIFIED IN THIS WARRANT.


                       AMERICAN ELECTROMEDICS CORPORATION

                          COMMON STOCK PURCHASE WARRANT
                             Expiring March 16, 2002

                                                          Date:  March 15, 1998


        This Common Stock Purchase Warrant, made as of the 15th day of March, 1998, by and between AMERICAN ELECTROMEDICS CORPORATION, a Delaware corporation, having its principal executive offices at 13 Columbia Drive; Suite 18, Amherst, NH 03031 (the "Company"), and Liviakis Financial Communications, Inc., having a principal business address at 2420 "K" Street; Suite 220, Sacramento, California 95816.

                                   WITNESSETH:

        This Warrant is exercisable at any time, or from time to time, from March 16, 1998 up to and including 5:00 p.m. Eastern daylight time, on March 16, 2002.

        1.     Warrant.

        This certifies that, Liviakis Financial Communications, Inc., or assigns ("Warrant Holder"), is entitled, subject to the terms set forth below, to purchase from the Company up to Seven Hundred Fifty Thousand (750,000) fully paid and nonassessable shares of Common Stock of the Company ("Common Stock") at an exercise price of One Dollar ($1.00) per share ("Exercise Price"). The Exercise Price and number of shares of Common Stock issuable upon exercise hereof shall be subject to adjustment as provided in this Warrant.

        2.     Exercise Price.

        The exercise price shall be One Dollar ($1.00) per share of Common Stock. The Company shall pay all original issue or transfer taxes on the exercise of this Warrant and all other fees and expenses incurred by the Company in connection herewith.

        3.     Exercise of Warrant.

        All of the Warrants granted hereby shall first become exercisable on March 16, 1998. Subject to the provisions of Paragraph 4 hereof, such Warrants shall be exercisable in whole or in part at any time and from time to time from March 16, 1998 through 5:00 p.m. Eastern daylight time on March 16, 2002.

        In order to exercise the Warrant granted hereunder in whole or in part, the Warrant Holder shall deliver to the Company a written notice substantially in the form of Notice of Exercise of Warrant To Purchase Shares attached hereto, delivery to be initially via facsimile and thereafter effected by personal delivery, by overnight courier or by registered or certified mail, return receipt requested, addressed to the Company at its principal office. Such notice shall specify the number of Shares which the Warrant Holder is purchasing under the Warrant Agreement herein granted and shall be accompanied by either:

               (i) payment (in the form of cash or certified or bank cashier's check) for the Shares so being purchased at the exercise price so specified in the form of Notice of Exercise of Warrant to Purchase Shares and therefor as specified in Paragraph 2 above; or

               (ii) Warrant Holder's written direction to the Company to retain as consideration for the warrant exercise that number of Shares (rounded upward to the next highest full Share) so being purchased which have an aggregate value equal to the product derived by multiplying (a) the number of Shares so being purchased by (b) the exercise price so specified in the form of Notice of Exercise of Warrant to Purchase Shares and therefor as specified in Paragraph 2 above, such Shares to be valued for such purposes at the closing price of the Shares in the principal market in which Shares trade on the trading day preceding the date on which such notice is delivered to the Company.

        As soon as practicable thereafter but in any event within five (5) business days after the Company shall cause to be delivered to the Warrant Holder certificates issued in the Warrant Holder's name evidencing (x) in the case payment of the exercise price pursuant to (i) above the full number of Shares as to which this warrant was exercised by the Warrant Holder or (y) in the case of payment of the exercise price pursuant to (ii) above the number of Shares remaining after subtracting from the full number of Shares as to which this warrant was exercised by Warrant Holder that number of Shares which the Company is to retain pursuant to (ii) above. Warrant Holder shall be considered to be the holder and owner of the Shares to be evidenced by such certificates as of the close of business on the date Company received the notice of exercise accompanied by payment, as contemplated herein, without regard to the date of actual issuance of the certificate(s) representing such Shares.

        4. Divisibility and Non-Assignability of the Option.

        (a) The Optionee may exercise the option herein granted in whole or in part at any time and from time to time, subject to the provisions of Paragraph 3 above, with respect to any whole number of Shares included therein, but in no event may an option be exercised as to less than ten thousand (10,000) Shares at any one time, except for the remaining Shares covered by the option of less than ten thousand (10,000).

        (b) The Optionee may not give, grant, sell, exchange, transfer legal title, pledge, assign or otherwise encumber or dispose of the options herein granted or any interest therein, and the options herein granted, or any of them, shall be exercisable only by the Optionee or its legal successors, unless such transfer, sale or assignment is agreed to in writing by the Grantor.

        5.     Stock as Investment.

        By accepting this Warrant, the Warrant Holder agrees that it is Warrant Holder's intention to purchase Shares hereunder for investment and without any view towards the resale or distribution thereof. In the event Shares to be issued upon the election to purchase shares under this Warrant have not been registered at the time of proposed issuance under the Securities Act of 1933, as amended (the "Securities Act"), the Warrant Holder shall deliver to the Company at the time of such issuance a written representation that warrant holder is acquiring such Shares in good faith for investment purposes only and not for resale or distribution. Company may place a "stop transfer" order with respect to such Shares with its transfer agent and place an appropriate restrictive legend on the stock certificate(s) evidencing such Shares, in order to prevent transfer unless such Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is applicable.

        6.     Conditions to Issuance of Shares.

        The Company shall issue and deliver certificates for Shares purchased upon the exercise of any portion of the Warrant granted hereunder.

        7.     Registration Rights.

        (a) If, at any time during the exercise period hereof and the three (3) years following any exercise hereunder, the Company proposes to file a registration statement with respect to any class of securities (other than pursuant to a registration statement on Forms S-4 or S-8 or any successor form) under the Securities Act, the Company shall notify the Warrant Holder at least twenty (20) days prior to the filing of such registration statement and will offer to include in such registration statement all or any portion of the shares of Common Stock then owned by the Warrant Holder or which the Warrant Holder then has the right to acquire, whether pursuant to this Warrant or otherwise (collectively the "Shares"). In a written notice to be delivered to the Company within twenty (20) days after receipt of any such notice from Company, the Warrant Holder shall state the number of Shares that it wishes to register for resale and distribution publicly under the proposed registration statement. The Company will use its best efforts, through its officer, directors, auditors and counsel in all matters necessary or advisable, to file at least one (1) such registration statement by October 1, 1998. The Company will also use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to include within the coverage of each such registration statement (except as hereinafter provided) the Shares that Warrant Holder has advised company that Warrant Holder wishes to register pursuant to such registration statement for resale and distribution, to prosecute each such registration statement diligently to effectiveness, and to cause such registration statement to become effective as promptly as practicable. In that regard, the company makes no representation or warranties as to its ability to have any registration statement declared effective.

        All registrations requested pursuant to this Paragraph 7(a) are referred to herein as "Piggyback Registrations." In the event the Company is advised by the staff of the SEC, NASDAQ or any self-regulatory or state securities agency that the inclusion of the Shares will prevent, preclude or materially delay the effectiveness of a registration statement filed, the Company, in good faith, may amend such registration statement to exclude the Shares without otherwise affecting the Warrant Holder's rights to any other registration statement herein.

               (i) Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and if the underwriter thereof advises the Company in writing that in its opinion the number of Shares requested to be included in such registration statement exceeds the number that can be sold in such offering without materially adversely affecting the distribution of such securities by the company, then the Company will include in such registration statement first, the securities that the Company proposes to sell and second, the securities requested to be included in such registration statement by selling securityholders, such right to inclusion being apportioned pro rata among the Warrant Holder and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested to be registered.

        Notwithstanding the above, if any such underwriter shall advise the Company in writing that the distribution of the Shares being included in the registration statement concurrently with the securities being registered by the Company would materially adversely affect the distribution of such securities by the Company, then the Warrant Holder shall delay its offering and sale for such period ending on the earliest of (a) 180 days following the effective date of the Company's registration statement, (b) the earliest date that, in the opinion of such underwriter, such adverse effect would no longer be caused, or (c) such date as the Company, managing underwriter and Warrant Holder shall otherwise agree. In the event of such delay, the Company shall file such supplements and post-effective amendments and take any such other actions as may be necessary or appropriate to permit such Warrant Holder to make its proposed offering and sale for a period of at least ninety (90) days commencing immediately following the end of such period of delay. If any party disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company, the underwriter and the Warrant Holder. Notwithstanding the foregoing, the Company shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 7(a)(i) if, in the opinion of counsel for both the Company and Warrant Holder, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

               (ii) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary on behalf of holders of securities of the Company in writing that in its opinion the number of Shares requested to be included in such registration statement exceeds the number which can be sold in such offering without materially adversely affecting the distribution of such securities, then the Company will include in such registration statement the securities requested to be included in such registration statement by selling securityholders on a pro rata basis, with such rights to inclusion being apportioned among the Warrant Holder and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested by them, respectively, to be registered. Notwithstanding the foregoing, the Company shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 9(a)(ii) if, in the opinion of counsel for both the Company and Warrant Holder, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

        (b) If at any time after October 1, 1998 and prior to the third (3rd) anniversary of the earlier of the expiration of the Warrant herein granted and the purchase of the final Shares remaining subject to such Warrant Shares issued or issuable upon exercise of the Warrant herein granted are not then registered under one or more Piggyback Registrations and then covered by a prospectus complying with the requirements of the Securities Act, the Warrant Holder may by written notice to the Company require Company to file a registration statement under the Securities Act covering such Shares as Warrant Holder may specify in such notice.

Warrant Holder shall be entitled so to require Company to file a registration statement pursuant to this Paragraph 7(b) on only one (1) occasion. The Company will file such a registration statement within ninety (90) days of receipt of such notice; and thereafter will prosecute such registration statement diligently to effectiveness; will cause such registration statement to become effective as promptly as practicable; will promptly file all such supplements and post-effective amendments to such registration statement and take any such other actions as may be necessary or appropriate to make available to Warrant Holder on as continuous a basis as is practicable a prospectus meeting the requirements of the Securities Act through the earliest of (a) the date on which the final Shares have been sold and distributed by Warrant Holder, (b) the date on which, in the opinion of counsel for both the Company and Warrant Holder, all of the Shares which Warrant Holder then holds may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act, and (c) March 16, 2004. In that regard, the Company makes no representations or warranties as to its ability to have any registration statement or post-effective amendment thereto declared effective.

        (c) In the event of any registration of a security pursuant to this Paragraph 7, the Company shall indemnify the Warrant Holder and its officers and directors against all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented) relating to such registration, or caused by any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances under which they are made unless such statement or omission was made in reliance upon and in conformity with information furnished to the Company by the Warrant Holder with expressly for use therein. The Warrant Holder shall also indemnify the Company, its officers and directors and each underwriter of the Shares so registered with respect to losses, claims damages and Shares so registered with respect to losses, claims damages and liabilities caused by an untrue statement or omission in reliance upon and in conformity with information furnished by the Warrant Holder to the Company in writing expressly for use in such registration statement or prospectus.

        (d) All expenses of any registration referred to in this Paragraph 7, except the fees and disbursement of counsel to the Warrant Holder, underwriting commissions or discounts and any transfer or other taxes applicable to the transfer of Shares by the Warrant Holder, shall be borne by the Company.

        (e) Following the exercise of the Warrant hereunder, the Warrant Holder shall promptly advise the Company when Warrant Holder no longer holds any shares acquired through the exercise of Warrants granted hereunder, and upon the request of the Company, the Warrant Holder shall advise the Company from time to time of the number of Shares then held by Warrant Holder which were acquired through the exercise of Warrants granted hereunder.

        8.     Adjustments Upon Changes in Capitalization.

        (a) In the event of changes in the outstanding Common Stock of the Company by reason of stock dividends, stock splits, reverse stock splits, recapitalization's, consolidations, combinations, exchanges of shares, separations, reorganizations, liquidation's or any similar events or events having similar consequences, the number and class of Shares as to which the Warrant may be exercised shall be correspondingly adjusted so that for the same aggregate exercise price the Warrant Holder shall be entitled to acquire the securities and other property Warrant Holder would have held if Warrant Holder had exercised its rights to purchase shares under this Warrant Agreement for the number of Shares under consideration prior to the first of such events to occur and continued to hold such Shares and all other securities and other property issued with respect thereto in connection with such events. No adjustments shall be made with respect to cash dividends or non-liquidating dividends payable in property other than cash, so long as Company provides Warrant Holder with written notice of any such proposed dividend at least fifteen (15) days prior to the record date for such dividend. Company shall also give Warrant Holder prompt written notice of any event resulting in an adjustment under this Paragraph 8(a), including a detailed computation of such adjustment.

        (b) Any adjustment in the number and kind of Shares and other securities shall apply proportionately to only the unexercised portion of the Warrant at the time of the event given rise to the adjustment. If fractions of a Share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of Shares so long as such increase does not result in the holder of the Warrant being deemed to own more than 5% of the total combined voting power or value of all classes of stock of the Company or its subsidiaries, in which case the adjustment shall be revised to the next lower whole number of Shares.

        9.     Effect of Mergers, Consolidations or Sales of Assets.

        In the event Company should propose to merge or consolidate with, or engage in some other form of business combination with, any other corporation or entity on a basis in which Company is not to be the surviving entity, then as a condition precedent to proceeding with such merger, consolidation or other business combination, the Company shall require the surviving entity to assume and perform all of Company's obligations under the right to acquire the same securities and property for the Warrant exercise price specified herein as Warrant Holder would have received if Warrant Holder had exercised the Warrant immediately prior to such merger, consolidation or other business combination. To the extent the above may be inconsistent with Sections 424(a)(1) and (2) of the Code, the above shall be deemed interpreted so as to comply therewith.

        10.    No Rights in Warrant Stock.

        Warrant Holder shall have no rights as a shareholder in respect of Shares as to which the Warrant hereunder shall not have been exercised and payment made as herein provided.

        11.    Effect Upon Employment.

        This Agreement does not give the Warrant Holder any right to employment by, or any other relationship with, the Company.

        12.    Binding Effect.

        Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, legal representatives and assigns.

        13.    Miscellaneous.

        This Agreement shall be construed under the laws of the State of California applied to agreements made and to be performed entirely within such State. Headings have been included herein for convenience of reference only and shall not be deemed a part of this Agreement. The Company shall pay any and all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of Common Stock of the Company upon exercise of all or part of this Warrant.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


"Company"                                   AMERICAN ELECTROMEDICS CORPORATION

                                            By: /s/Michael T. Pieniazek
                                                --------------------------------
                                                   Michael Pieniazek, CEO &
                                                   Its Duly Authorized Officer

                       NOTICE OF EXERCISE OF WARRANT TO PURCHASE SHARES



To:     AMERICAN ELECTROMEDICS CORPORATION




        The undersigned hereby irrevocably subscribes for _________ shares of the Common Stock, $0.01 par value per share, of AMERICAN ELECTROMEDICS CORPORATION, a Delaware corporation, at One Dollar ($1.00) per share, pursuant to and in accordance with the terms and conditions of a Warrant dated March 15, 1998 by and between AMERICAN ELECTROMEDICS CORPORATION and Liviakis Financial Communications, Inc. (the "Warrant").

        The undersigned hereby makes payment in the form of (check one):

        ____ Cash. $________ cash or certified bank cashier's check

        ____ Cashless Exercise. The Company is hereby directed to retain as consideration for the Shares subscribed for herein, a portion of those shares as computed pursuant to Paragraph 3, "Exercise of Warrant" of the Warrant.


--------------------------------------------------------------------------------
                                      Name

--------------------------------------------------------------------------------
                                 Street Address

--------------------------------------------------------------------------------
     City                             State                       Zip Code

Date:__________________                            _____________________________
                                                               Signature

Social Security or Taxpayer I.D. Number:_________________________

                                   EXHIBIT "C"

THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN AND WILL NOT BE, AS OF THE TIME OF ISSUANCE, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY COMPARABLE STATE LAW, AND MAY NOT BE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT. THIS WARRANT AND SUCH SHARES MAY BE TRANSFERRED ONLY IN COMPLIANCE WITH THE CONDITIONS SPECIFIED IN THIS WARRANT.


                       AMERICAN ELECTROMEDICS CORPORATION

                          COMMON STOCK PURCHASE WARRANT
                             Expiring March 16, 2002

                                                          Date:  March 15, 1998


        This Common Stock Purchase Warrant, made as of the 15th day of March, 1998, by and between AMERICAN ELECTROMEDICS CORPORATION, a Delaware corporation, having its principal executive offices at 13 Columbia Drive; Suite 18, Amherst, NH 03031 (the "Company"), and Robert B. Prag, having a principal business address at 2420 "K" Street; Suite 220, Sacramento, California 95816.

                                   WITNESSETH:

        This Warrant is exercisable at any time, or from time to time, from March 16, 1998 up to and including 5:00 p.m. Eastern daylight time, on March 16, 2002.

        1.     Warrant.

        This certifies that, Robert B. Prag, or assigns ("Warrant Holder"), is entitled, subject to the terms set forth below, to purchase from the Company up to Two Hundred Fifty Thousand (250,000) fully paid and nonassessable shares of Common Stock of the Company ("Common Stock") at an exercise price of One Dollar ($1.00) per share ("Exercise Price"). The Exercise Price and number of shares of Common Stock issuable upon exercise hereof shall be subject to adjustment as provided in this Warrant.

        2.     Exercise Price.

        The exercise price shall be One Dollar ($1.00) per share of Common Stock. The Company shall pay all original issue or transfer taxes on the exercise of this Warrant and all other fees and expenses incurred by the Company in connection herewith.

        3.     Exercise of Warrant.

        All of the Warrants granted hereby shall first become exercisable on March 16, 1998. Subject to the provisions of Paragraph 4 hereof, such Warrants shall be exercisable in whole or in part at any time and from time to time from March 16, 1998 through 5:00 p.m. Eastern daylight time on March 16, 2002.

        In order to exercise the Warrant granted hereunder in whole or in part, the Warrant Holder shall deliver to the Company a written notice substantially in the form of Notice of Exercise of Warrant To Purchase Shares attached hereto, delivery to be initially via facsimile and thereafter effected by personal delivery, by overnight courier or by registered or certified mail, return receipt requested, addressed to the Company at its principal office. Such notice shall specify the number of Shares which the Warrant Holder is purchasing under the Warrant Agreement herein granted and shall be accompanied by either:

               (i) payment (in the form of cash or certified or bank cashier's check) for the Shares so being purchased at the exercise price so specified in the form of Notice of Exercise of Warrant to Purchase Shares and therefor as specified in Paragraph 2 above; or

               (ii) Warrant Holder's written direction to the Company to retain as consideration for the warrant exercise that number of Shares (rounded upward to the next highest full Share) so being purchased which have an aggregate value equal to the product derived by multiplying (a) the number of Shares so being purchased by (b) the exercise price so specified in the form of Notice of Exercise of Warrant to Purchase Shares and therefor as specified in Paragraph 2 above, such Shares to be valued for such purposes at the closing price of the Shares in the principal market in which Shares trade on the trading day preceding the date on which such notice is delivered to the Company.

        As soon as practicable thereafter but in any event within five (5) business days after the Company shall cause to be delivered to the Warrant Holder certificates issued in the Warrant Holder's name evidencing (x) in the case payment of the exercise price pursuant to (i) above the full number of Shares as to which this warrant was exercised by the Warrant Holder or (y) in the case of payment of the exercise price pursuant to (ii) above the number of Shares remaining after subtracting from the full number of Shares as to which this warrant was exercised by Warrant Holder that number of Shares which the Company is to retain pursuant to (ii) above. Warrant Holder shall be considered to be the holder and owner of the Shares to be evidenced by such certificates as of the close of business on the date Company received the notice of exercise accompanied by payment, as contemplated herein, without regard to the date of actual issuance of the certificate(s) representing such Shares.

        4. Divisibility and Non-Assignability of the Option.

        (a) The Optionee may exercise the option herein granted in whole or in part at any time and from time to time, subject to the provisions of Paragraph 3 above, with respect to any whole number of Shares included therein, but in no event may an option be exercised as to less than ten thousand (10,000) Shares at any one time, except for the remaining Shares covered by the option of less than ten thousand (10,000).

        (b) The Optionee may not give, grant, sell, exchange, transfer legal title, pledge, assign or otherwise encumber or dispose of the options herein granted or any interest therein, and the options herein granted, or any of them, shall be exercisable only by the Optionee or its legal successors, unless such transfer, sale or assignment is agreed to in writing by the Grantor.

        5.     Stock as Investment.

        By accepting this Warrant, the Warrant Holder agrees that it is Warrant Holder's intention to purchase Shares hereunder for investment and without any view towards the resale or distribution thereof. In the event Shares to be issued upon the election to purchase shares under this Warrant have not been registered at the time of proposed issuance under the Securities Act of 1933, as amended (the "Securities Act"), the Warrant Holder shall deliver to the Company at the time of such issuance a written representation that warrant holder is acquiring such Shares in good faith for investment purposes only and not for resale or distribution. Company may place a "stop transfer" order with respect to such Shares with its transfer agent and place an appropriate restrictive legend on the stock certificate(s) evidencing such Shares, in order to prevent transfer unless such Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is applicable.

        6.     Conditions to Issuance of Shares.

        The Company shall issue and deliver certificates for Shares purchased upon the exercise of any portion of the Warrant granted hereunder.

        7.     Registration Rights.

        (a) If, at any time during the exercise period hereof and the three (3) years following any exercise hereunder, the Company proposes to file a registration statement with respect to any class of securities (other than pursuant to a registration statement on Forms S-4 or S-8 or any successor form) under the Securities Act, the Company shall notify the Warrant Holder at least twenty (20) days prior to the filing of such registration statement and will offer to include in such registration statement all or any portion of the shares of Common Stock then owned by the Warrant Holder or which the Warrant Holder then has the right to acquire, whether pursuant to this Warrant or otherwise (collectively the "Shares"). In a written notice to be delivered to the Company within twenty (20) days after receipt of any such notice from Company, the Warrant Holder shall state the number of Shares that it wishes to register for resale and distribution publicly under the proposed registration statement. The Company will use its best efforts, through its officer, directors, auditors and counsel in all matters necessary or advisable, to file at least one (1) such registration statement by October 1, 1998. The Company will also use its best efforts, through its officers, directors, auditors and counsel in all matters necessary or advisable, to include within the coverage of each such registration statement (except as hereinafter provided) the Shares that Warrant Holder has advised company that Warrant Holder wishes to register pursuant to such registration statement for resale and distribution, to prosecute each such registration statement diligently to effectiveness, and to cause such registration statement to become effective as promptly as practicable. In that regard, the company makes no representation or warranties as to its ability to have any registration statement declared effective.

        All registrations requested pursuant to this Paragraph 7(a) are referred to herein as "Piggyback Registrations." In the event the Company is advised by the staff of the SEC, NASDAQ or any self-regulatory or state securities agency that the inclusion of the Shares will prevent, preclude or materially delay the effectiveness of a registration statement filed, the Company, in good faith, may amend such registration statement to exclude the Shares without otherwise affecting the Warrant Holder's rights to any other registration statement herein.

               (i) Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and if the underwriter thereof advises the Company in writing that in its opinion the number of Shares requested to be included in such registration statement exceeds the number that can be sold in such offering without materially adversely affecting the distribution of such securities by the company, then the Company will include in such registration statement first, the securities that the Company proposes to sell and second, the securities requested to be included in such registration statement by selling securityholders, such right to inclusion being apportioned pro rata among the Warrant Holder and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested to be registered.

        Notwithstanding the above, if any such underwriter shall advise the Company in writing that the distribution of the Shares being included in the registration statement concurrently with the securities being registered by the Company would materially adversely affect the distribution of such securities by the Company, then the Warrant Holder shall delay its offering and sale for such period ending on the earliest of (a) 180 days following the effective date of the Company's registration statement, (b) the earliest date that, in the opinion of such underwriter, such adverse effect would no longer be caused, or (c) such date as the Company, managing underwriter and Warrant Holder shall otherwise agree. In the event of such delay, the Company shall file such supplements and post-effective amendments and take any such other actions as may be necessary or appropriate to permit such Warrant Holder to make its proposed offering and sale for a period of at least ninety (90) days commencing immediately following the end of such period of delay. If any party disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company, the underwriter and the Warrant Holder. Notwithstanding the foregoing, the Company shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 7(a)(i) if, in the opinion of counsel for both the Company and Warrant Holder, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

               (ii) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary on behalf of holders of securities of the Company in writing that in its opinion the number of Shares requested to be included in such registration statement exceeds the number which can be sold in such offering without materially adversely affecting the distribution of such securities, then the Company will include in such registration statement the securities requested to be included in such registration statement by selling securityholders on a pro rata basis, with such rights to inclusion being apportioned among the Warrant Holder and the other holders of any other securities requesting registration according to the market value of Shares and other securities requested by them, respectively, to be registered. Notwithstanding the foregoing, the Company shall not be required to include Shares within the coverage of a registration statement being filed pursuant to this Paragraph 9(a)(ii) if, in the opinion of counsel for both the Company and Warrant Holder, all of the Shares proposed to be registered may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act.

        (b) If at any time after October 1, 1998 and prior to the third (3rd) anniversary of the earlier of the expiration of the Warrant herein granted and the purchase of the final Shares remaining subject to such Warrant Shares issued or issuable upon exercise of the Warrant herein granted are not then registered under one or more Piggyback Registrations and then covered by a prospectus complying with the requirements of the Securities Act, the Warrant Holder may by written notice to the Company require Company to file a registration statement under the Securities Act covering such Shares as Warrant Holder may specify in such notice.

Warrant Holder shall be entitled so to require Company to file a registration statement pursuant to this Paragraph 7(b) on only one (1) occasion. The Company will file such a registration statement within ninety (90) days of receipt of such notice; and thereafter will prosecute such registration statement diligently to effectiveness; will cause such registration statement to become effective as promptly as practicable; will promptly file all such supplements and post-effective amendments to such registration statement and take any such other actions as may be necessary or appropriate to make available to Warrant Holder on as continuous a basis as is practicable a prospectus meeting the requirements of the Securities Act through the earliest of (a) the date on which the final Shares have been sold and distributed by Warrant Holder, (b) the date on which, in the opinion of counsel for both the Company and Warrant Holder, all of the Shares which Warrant Holder then holds may be immediately transferred pursuant to the provisions of Rule 144 under the Securities Act, and (c) March 16, 2004. In that regard, the Company makes no representations or warranties as to its ability to have any registration statement or post-effective amendment thereto declared effective.

        (c) In the event of any registration of a security pursuant to this Paragraph 7, the Company shall indemnify the Warrant Holder and its officers and directors against all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented) relating to such registration, or caused by any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances under which they are made unless such statement or omission was made in reliance upon and in conformity with information furnished to the Company by the Warrant Holder with expressly for use therein. The Warrant Holder shall also indemnify the Company, its officers and directors and each underwriter of the Shares so registered with respect to losses, claims damages and Shares so registered with respect to losses, claims damages and liabilities caused by an untrue statement or omission in reliance upon and in conformity with information furnished by the Warrant Holder to the Company in writing expressly for use in such registration statement or prospectus.

        (d) All expenses of any registration referred to in this Paragraph 7, except the fees and disbursement of counsel to the Warrant Holder, underwriting commissions or discounts and any transfer or other taxes applicable to the transfer of Shares by the Warrant Holder, shall be borne by the Company.

        (e) Following the exercise of the Warrant hereunder, the Warrant Holder shall promptly advise the Company when Warrant Holder no longer holds any shares acquired through the exercise of Warrants granted hereunder, and upon the request of the Company, the Warrant Holder shall advise the Company from time to time of the number of Shares then held by Warrant Holder which were acquired through the exercise of Warrants granted hereunder.

        8.     Adjustments Upon Changes in Capitalization.

        (a) In the event of changes in the outstanding Common Stock of the Company by reason of stock dividends, stock splits, reverse stock splits, recapitalization's, consolidations, combinations, exchanges of shares, separations, reorganizations, liquidation's or any similar events or events having similar consequences, the number and class of Shares as to which the Warrant may be exercised shall be correspondingly adjusted so that for the same aggregate exercise price the Warrant Holder shall be entitled to acquire the securities and other property Warrant Holder would have held if Warrant Holder had exercised its rights to purchase shares under this Warrant Agreement for the number of Shares under consideration prior to the first of such events to occur and continued to hold such Shares and all other securities and other property issued with respect thereto in connection with such events. No adjustments shall be made with respect to cash dividends or non-liquidating dividends payable in property other than cash, so long as Company provides Warrant Holder with written notice of any such proposed dividend at least fifteen (15) days prior to the record date for such dividend. Company shall also give Warrant Holder prompt written notice of any event resulting in an adjustment under this Paragraph 8(a), including a detailed computation of such adjustment.

        (b) Any adjustment in the number and kind of Shares and other securities shall apply proportionately to only the unexercised portion of the Warrant at the time of the event given rise to the adjustment. If fractions of a Share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of Shares so long as such increase does not result in the holder of the Warrant being deemed to own more than 5% of the total combined voting power or value of all classes of stock of the Company or its subsidiaries, in which case the adjustment shall be revised to the next lower whole number of Shares.

        9.     Effect of Mergers, Consolidations or Sales of Assets.

        In the event Company should propose to merge or consolidate with, or engage in some other form of business combination with, any other corporation or entity on a basis in which Company is not to be the surviving entity, then as a condition precedent to proceeding with such merger, consolidation or other business combination, the Company shall require the surviving entity to assume and perform all of Company's obligations under the right to acquire the same securities and property for the Warrant exercise price specified herein as Warrant Holder would have received if Warrant Holder had exercised the Warrant immediately prior to such merger, consolidation or other business combination. To the extent the above may be inconsistent with Sections 424(a)(1) and (2) of the Code, the above shall be deemed interpreted so as to comply therewith.

        10.    No Rights in Warrant Stock.

        Warrant Holder shall have no rights as a shareholder in respect of Shares as to which the Warrant hereunder shall not have been exercised and payment made as herein provided.

        11.    Effect Upon Employment.

        This Agreement does not give the Warrant Holder any right to employment by, or any other relationship with, the Company.

        12.    Binding Effect.

        Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, legal representatives and assigns.

        13.    Miscellaneous.

        This Agreement shall be construed under the laws of the State of California applied to agreements made and to be performed entirely within such State. Headings have been included herein for convenience of reference only and shall not be deemed a part of this Agreement. The Company shall pay any and all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of Common Stock of the Company upon exercise of all or part of this Warrant.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


"Company"                                   AMERICAN ELECTROMEDICS CORPORATION

                                            By: /s/Michael T. Pieniazek
                                               ---------------------------------
                                                   Michael Pieniazek, CEO &
                                                   Its Duly Authorized Officer



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




                NOTICE OF EXERCISE OF WARRANT TO PURCHASE SHARES



To:     AMERICAN ELECTROMEDICS CORPORATION




        The undersigned hereby irrevocably subscribes for _________ shares of the Common Stock, $0.01 par value per share, of AMERICAN ELECTROMEDICS CORPORATION, a Delaware corporation, at One Dollar ($1.00) per share, pursuant to and in accordance with the terms and conditions of a Warrant dated March 15, 1998 by and between AMERICAN ELECTROMEDICS CORPORATION and Robert B. Prag (the "Warrant").

        The undersigned hereby makes payment in the form of (check one):

        ____ Cash. $________ cash or certified bank cashier's check

        ____ Cashless Exercise. The Company is hereby directed to retain as consideration for the Shares subscribed for herein, a portion of those shares as computed pursuant to Paragraph 3, "Exercise of Warrant" of the Warrant.


--------------------------------------------------------------------------------
                                      Name

--------------------------------------------------------------------------------
                                 Street Address

--------------------------------------------------------------------------------
     City                            State                         Zip Code

Date:__________________                            _____________________________
                                                             Signature

Social Security or Taxpayer I.D. Number:_________________________



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



                                   EXHIBIT "D"

                             JOINT FILING AGREEMENT

        Liviakis Financial Communications, Inc. and Robert B. Prag (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of American Electromedics Corp., a Delaware corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

        Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

        In Witness Whereof, the Parties have executed this Joint Filing Agreement this twenty-second day of March, 1998.

                                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                    By: /s/John M. Liviakis
                                       -----------------------------------------


                                         /s/Robert B. Prag
                                    --------------------------------------------
                                            Robert B. Prag



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